SUB-ITEM 77Q1(b)

Copies of the text of any proposal described in answer to sub-item 77D

Artio Global Investment Funds

The Artio Total Return Bond Fund seeks to achieve its goal by investing primarily in a diversified portfolio of fixed income securities issued or guaranteed by the U.S. or foreign governments or their agencies, instrumentalities or political subdivisions, supranational entities organized or supported by several national governments, such as the International Bank for Reconstruction and Development (the World Bank), municipalities and corporations in developed and emerging markets.